February 4, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention: Robert Arzonetti

Re:	Presurance Holdings, Inc.

Registration Statement on Form S-1

File No. 333-292735

Acceleration Request

Requested Date:	February 6, 2026
Requested Time:	4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Presurance Holdings, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-1 (File No. 333-292735) (the “Registration Statement”) be declared effective on the “Requested Date” and at the “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes each of Donald J. Kunz and Sarah E. Meinel of Honigman LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Donald J. Kunz of Honigman LLP by telephone at (313) 465-7454 or Sarah E. Meinel of Honigman LLP by telephone at (313) 405-3394.

Sincerely,

PRESURANCE HOLDINGS, INC.

/s/ Brian J. Roney
Brian J. Roney
Chief Executive Officer

cc:	Harold Meloche, Chief Financial Officer

Presurance Holdings, Inc.

Donald J. Kunz, Esq.

Samuel Katz, Esq.

Sarah E. Meinel, Esq.

Honigman LLP

[Signature Page – Acceleration Request]